Mail Stop 4561

August 22, 2008

VIA USMAIL and FAX (661) 248-3100

Mr. Allen Lyda
Vice President and Chief Financial Officer
Tejon Ranch Co.
P.O. Box 1000
Lebec, California 93243

> **Re:** **Tejon Ranch Co.**
> **File No. 001-07183**
> **Form 10-K for the year ended December 31, 2007**
> **Forms 10-Q for the quarters ended March 31, 2008 and June 30, 2008**
> **Proxy Statement filed March 31, 2008**

Dear Mr. Allen Lyda:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Allen Lyda
Tejon Ranch Co.
August 22, 2008
Page 2

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

Financial Statements and Notes

Consolidated Statements of Operations, page 58

1.      As disclosed on page 21, Real estate – commercial/industrial revenue is generated
        from a variety of activities including rental, land sales, building sales, oil and
        mineral royalties and grazing leases.   Please provide us with a breakdown of each
        material activity within the total reported on your Statement of Operations.

Note 2. Marketable securities, page 66

2.      Please advise us what consideration you gave to conforming the information
        regarding maturities to the guidance provided in paragraph 20 of SFAS 115.
        Additionally, tell us the impact that the maturities or sales of marketable securities
        had on accumulated other comprehensive income, specifically unrealized gains or
        losses that were reclassified to net income.  Finally describe your impairment
        policy relative to marketable securities and the consideration you gave to
        disclosing the policy in your footnotes.  Refer generally to the disclosure
        requirements in SFAS 115.

Note 7.  Stock Compensation Plan, page 72

3.      Please describe the method used to measure the fair value of the performance-
        based awards issued under the 2004 Stock Incentive Plan including a description
        of the significant assumptions used to measure the fair value of these awards.

FORM 10-Q FOR THE THREE MONTHS ENDED MARCH 31, 2008

Note C – Marketable Securities, page 6

4.      Please advise us what consideration you gave to including the disclosure required
        by SFAS 157, specifically pertaining to marketable securities recorded on your
        balance sheet at fair value.

PROXY STATEMENT, FILED MARCH 31, 2008

Compensation Discussion and Analysis

5.    We note your disclosure that bonus amounts are based on specific performance targets and that in 2007 these targets were met and bonuses paid.  We also note that you have included the specific 2007 target with respect to cash provided from operations less cash used for capital investment.  In future filings, however, please disclose *all* of your quantitative performance targets, the actual performance results and an analysis of how *each* target impacted the actual bonus amounts paid to *each* named executive officer.  Also, please provide a more robust description of your qualitative performance goals for each named executive officer, including an analysis of how the actual qualitative performance results impacted the specific bonus amounts paid.  If you believe some or all of this disclosure would cause you competitive harm, please provide us with additional information specifically detailing your competitive harm analysis.  Refer to Instruction 4 to Item 402(b) of Regulation S-K.  Please advise us regarding how you intend to revise this disclosure in the future.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please submit your letter on EDGAR.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·    the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·    staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·    the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jaime John at (202) 551-3446 or me at (202) 551-3414 if you have questions regarding comments on the financial statements and related matters. Please contact Byron Cooper at (202) 551-3473 with any other questions.

Sincerely,

Jorge Bonilla
Senior Staff Accountant